SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

ImproveNet, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45321E106

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45321E106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) August Capital II, L.P. (“August II”) Tax ID Number: 94-3303776

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,513,723 shares, except that August Capital Management II, L.L.C. (“ACM II”), the general partner of August II, may be deemed to have sole voting power, and John R. Johnston, David F. Marquardt, Andrew S. Rappaport, and Andrew Anker (collectively, the “Members”) of ACM II may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power 0 shares.

7.

Sole Dispositive Power
1,513,723 shares, except that ACM II, the general partner of August II, may be deemed to have sole dispositive power, and the Members of ACM II may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,513,723

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.75%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45321E106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) August Capital Strategic Partners II, L.P. (“Partners II”) Tax ID Number: 94-3312511

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
69,669 shares, except that ACM II, the general partner of Partners II, may be deemed to have sole voting power, and the Members of ACM II may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power 0 shares.

7.

Sole Dispositive Power
69,669 shares, except that ACM II, the general partner of  Partners II, may be deemed to have sole dispositive power, and the Members of ACM II may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,669

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45321E106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) August Capital Management II, L.L.C. (“ACM II”) Tax ID Number: 94-3303773

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,583,392 shares, of which 1,513,723 shares are directly owned by August II and 69,669 shares are directly owned by Partners II.  ACM II, the general partner of August II and Partners II, may be deemed to have sole power to vote these shares and the Members of ACM II may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power 0 shares.

7.

Sole Dispositive Power
1,583,392 shares, of which 1,513,723 shares are directly owned by August II and 69,669 shares are directly owned by Partners II.  ACM II, the general partner of August II and Partners II, may be deemed to have sole power to dispose of these shares and the Members of ACM II may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,583,392

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.16%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45321E106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John R. Johnston (“Johnston”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
1,583,392 shares, of which 1,513,723 are directly owned by August II and 69,669 are directly owned by Partners II.  Johnston is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
1,583,392 shares, of which 1,513,723 are directly owned by August II and 69,669 are directly owned by Partners II.  Johnston is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,583,392

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.16%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45321E106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David F. Marquardt (“Marquardt”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,000 shares.

6.

Shared Voting Power
1,583,392 shares, of which 1,513,723 shares are directly owned by August II and 69,669 shares are directly owned by Partners II.  Marquardt is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 4,000 shares.

8.

Shared Dispositive Power
1,583,392 shares, of which 1,513,723 shares are directly owned by August II and 69,669 shares are directly owned by Partners II.  Marquardt is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,587,392

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.18%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45321E106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew S. Rappaport (“Rappaport”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
1,583,392 shares, of which 1,513,723 shares are directly owned by August II and 69,669 shares are directly owned by Partners II.  Rappaport is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
1,583,392 shares, of which 1,513,723 shares are directly owned by August II and 69,669 shares are directly owned by Partners II.  Rappaport is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,583,392

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.16%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45321E106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew Anker (“Anker”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 33,200 shares

6.

Shared Voting Power
1,583,392 shares, of which 1,513,723 shares are directly owned by August II and 69,669 shares are directly owned by Partners II.  Anker is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 33,200 shares

8.

Shared Dispositive Power
1,583,392 shares, of which 1,513,723 shares are directly owned by August II and 69,669 shares are directly owned by Partners II.  Anker is a member of ACM II, the general partner of August II and Partners II, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,592

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.34%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer ImproveNet, Inc.
	(b)	Address of Issuer's Principal Executive Offices 1286 Oddstad Drive Redwood City, California 94063

Item 2.
(a)

Name of Person Filing
This statement is filed by August Capital II, L.P., a Delaware limited partnership (“August II”), August Capital Strategic Partners II, L.P., a Delaware limited partnership (“Partners II”), August Capital Management II, L.L.C. a Delaware limited liability company (“ACM II”), John R. Johnston (“Johnston”), David F. Marquardt (“Marquardt”), Andrew S. Rappaport (“Rappaport”) and Andrew Anker (“Anker”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.

ACM II is the general partner of August II and Partners II, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by August II and Partners II.   Johnston, Marquardt, Rappaport and Anker are the managing members of ACM II, and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by August II and Partners II.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is:

August Capital

2480 Sand Hill Road, Suite 101

Menlo Park, California 94025

	(c)	Citizenship August II and Partners II are Delaware limited partnerships. ACM II is a Delaware limited liability company. Johnston, Marquardt, Rappaport and Anker are United States Citizens.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 45321E106

Item 3.	Not Applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of August II and Partners II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 7, 2002

Entities:	August Capital II, L.P.
August Capital Strategic Partners II, L.P.
August Capital Management II, L.L.C.

		By:	/s/ Mark G. Wilson
Mark G. Wilson, Attorney-in-Fact for the above listed entities

Individuals:	John R. Johnston
David F. Marquardt
	Andrew S. Rappaport	By:	/s/ Mark G. Wilson
	Andrew Anker	Mark G. Wilson, Attorney-in-Fact for the above listed individuals

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

Exhibit B: Reference to Mark G. Wilson as Attorney-in-Fact	14

EXHIBIT A

Agreement of Joint Filing

The Reporting persons have agreed that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ImproveNet, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that a copy of the applicable Agreement of Joint Filing is already filed with the appropriate agencies

EXHIBIT B

Reference to Mark G. Wilson as Attorney-in-Fact

Mark G. Wilson has signed the enclosed documents as Attorney-in-Fact.  Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.